FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 5, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC EXTENDS TERMS WITH LARGEST CUSTOMER,
ANNOUNCES CHANGE TO LICENSEE BASE

Focus reflects management’s “return on effort” philosophy

May 5, 2006 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that it has extended its current commercial terms with its largest licensee and one of the world’s first and largest online casinos. Overseas Internet Gaming Entertainment NV (OIGE), the owner and operator of the award-winning gaming sites, InterCasino (www.intercasino.com) and InterPoker (www.interpoker.com), has reaffirmed its exclusive agreement with CryptoLogic’s wholly-owned licensing subsidiary, WagerLogic Limited, by securing the same royalty arrangements until at least January 1, 2012, and will continue to use WagerLogic’s complete Internet gaming solution.

Following an internal business review, The Ritz Club London Online has decided to cease its relationship with WagerLogic effective on or prior to October 28, 2006.  This decision will have no material impact on CryptoLogic’s financial results as the Ritz accounts for less than two per cent of CryptoLogic’s revenue.

“By reaffirming a long term relationship with our largest customer, we are following CryptoLogic’s guiding principle of achieving the highest “ROE” – what we call “return on effort” – from our customers, products and projects,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s ROE strategy has seen us refine our licensee base since 2003, and the result has been record performance with revenue and earnings growing 95% and 117% respectively during that same period. We aim to continue to deepen our relationships with our major customers, while continuing active discussions with select new prospects that will enhance our roster of blue-chip global gaming and entertainment brands.”

Founded in 1996, InterCasino is the oldest and one of the largest and most award-winning online casinos in the world, having hosted more than 300 million games and paid out more than $3 billion in player winnings to date. InterCasino has been voted “Top Casino” by the readers of both Gambling Online Magazine for five years in a row (from 2001 to 2005), “Best Online Casino 2005” by Casino Player Magazine, and was named the “Top Online Casino for Slots in 2005” by Strictly Slots Magazine – the latest in the company’s long list of player accolades. InterCasino also ranks among the world’s top five most popular casino sites by Casino City.

CryptoLogic is scheduled to release its 2006 first quarter results on Wednesday, May 10, 2006. The company’s guidance remains unchanged.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

About Overseas Internet Gaming Entertainment NV
Overseas Internet Gaming Entertainment NV (OIGE) is a private company based in the Netherlands Antilles. OIGE is the owner and operator of a number of award-winning gaming sites including InterCasino (www.intercasino.com) and InterPoker (www.interpoker.com),

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director, Communications

Argyle Rowland, (416) 968-7311 (N. American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Karen Passmore, ext. 228/ kpassmore@argylerowland.com

Capital MS&L, + 44 20 7255 5117 (UK media)
Nick Bastin

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.